Exhibit 99.1

The following discussion of the financial condition and results of operations is based upon and should be read in conjunction with the unaudited financial results and statements of Eshallgo Inc (the “Company,” “we,” “our,” or “us”) for the six (6) months ended September 30, 2024, furnished as Exhibit 99.1. to this report.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Our Ability to Strength Our Competitive Advantages

Through EShallGo’s overall market layout method, service-oriented approach as well as the gradual and in-depth advancement of independent research and development tools, we will change the traditional sales-oriented model in the industry to more comprehensively and accurately tend customer needs, improve service quality, achieve time efficiency, and enhance customer satisfaction. Our strategy is to shift majority portion of our revenue from sales of equipment to maintenance service, which has a higher gross profit margin. Our ability to successfully implement this strategy greatly affects our profitability.

Our Ability to Control Costs and Expenses and Improve Our Operating Efficiency

Our business growth is dependent on our ability to attract and retain qualified and productive employees, identify business opportunities, secure new contracts with customers, and our ability to control costs and expenses to improve our operating efficiency. Our inventory costs (mostly including purchased equipment, equipment parts and supplies) have a direct impact on our profitability. Our success is dependent, in part, on our ability to reduce our exposure to increase in those costs through a variety of ways, while maintaining and improving margins and market share. Manufacturing is also subject to price volatility and labor cost and other inflationary pressures, which may, in turn, result in an increase in the amount we pay for sourced products. In addition, our staffing costs (including payroll and employee benefit expense) and administrative expenses also have a direct impact on our profitability. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability.

A Severe or Prolonged Slowdown in the Global or Chinese Economy Could Materially and Adversely Affect Our Business and Our Financial Condition

The rapid growth of the Chinese economy has slowed down since 2012 and this slowdown may continue in the future. There is considerable uncertainty over trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There continue to be concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There are also concerns about the relationships between China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, results of operation in financial condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

A.	Operating Results

Comparison of Results of Operations for the Six Months Ended September 30, 2024 and 2023

The following table summarizes our operating results as reflected in our unaudited condensed consolidated statements of income (loss) and comprehensive loss during the six months ended September 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended September 30,
	2024		2023		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
REVENUE	$6,712,478	100.0%	$8,283,330	100.0%	$(1,570,852)	(19.0)%
COST OF REVENUE	5,136,132	76.5%	6,064,434	73.2%	(928,302)	(15.3)%
GROSS PROFIT	1,576,346	23.5%	2,218,896	26.8%	(642,550)	(29.0)%

Operating expenses
Selling expenses	2,593,603	38.6%	497,483	6.0%	2,096,120	421.3%
General and administrative expenses	1,985,107	29.6%	1,107,014	13.4%	878,093	79.3%
Research and development expenses	9,999	0.1%	115,790	1.4%	(105,791)	(91.4)%
Total operating expenses	4,588,709	68.3%	1,720,287	20.8%	2,868,422	166.7%

Income (loss) from operations	(3,012,363)	(44.8)%	498,609	6.0%	(3,510,972)	(704.2)%

Other income	36,275	0.5%	26,400	0.3%	9,875	37.4%

Income (loss) before income tax provision	(2,976,088)	(44.3)%	525,009	6.3%	(3,501,097)	(666.9)%

Provision for income taxes	27,044	0.4%	43,239	0.5%	(16,195)	(37.5)%

Net income (loss)	(3,003,132)	(44.7)%	481,770	5.8%	(3,484,902)	(723.4)%

Less: net income attributable to non-controlling interest	155,986	2.3%	301,528	3.6%	(145,542)	(48.3)%

NET INCOME (LOSS) ATTRIBUTABLE TO ESHALLGO INC	$(3,159,118)	(47.1)%	$180,242	2.2%	$(3,339,360)	(1,852.7)%

	For the Six Months Ended September 30,
	2024		2023		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
Revenue
Sale of equipment	$5,480,454	81.6%	$6,475,899	78.2%	$(995,445)	(15.4)%
Maintenance service	595,531	8.9%	1,078,065	13.0%	(482,534)	(44.8)%
Lease of equipment	632,556	9.4%	722,601	8.7%	(90,045)	(12.5)%
Finance income from sales type leases	3,937	0.1%	6,765	0.1%	(2,828)	(41.8)%
Total revenue	6,712,478	100.0%	8,283,330	100.0%	(1,570,852)	(19.0)%

Cost of Revenue
Cost of sale of equipment	4,858,971	88.7%	5,649,264	87.2%	(790,293)	(14.0)%
Costs of maintenance service	52,171	8.8%	134,947	12.5%	(82,776)	(61.3)%
Costs of lease of equipment	224,990	35.6%	280,223	38.8%	(55,233)	(19.7)%
Cost of finance income	—	—	—	—	—	—
Total cost of revenue	5,136,132	76.5%	6,064,434	73.2%	(928,302)	(15.3)%

Gross Profit
Sale of equipment	621,483	11.3%	826,635	12.8%	(205,152)	(24.8)%
Maintenance service	543,360	91.2%	943,118	87.5%	(399,758)	(42.4)%
Lease of equipment	407,566	64.4%	442,378	61.2%	(34,812)	(7.9)%
Finance income	3,937	100.0%	6,765	100.0%	(2,828)	(41.8)%
Total gross profit	$1,576,346	23.5%	$2,218,896	26.8%	$(642,550)	(29.0)%

Revenue

Our total revenues decreased by $1,570,852, or 19.0%, to $6,712,478 for the six months ended September 30, 2024 from $8,283,330 for the six months ended September 30, 2023. The decrease in our revenues was primarily attributable to the following reasons:

•	The revenues from sale of equipment decreased by $995,445, or 15.4%, to $5,480,454 for the six months ended September 30, 2024 from $6,475,899 for the six months ended September 30, 2023. The decrease was primarily attributable to the following reasons: (i) sales of office equipment decreased by $181,846, or 4.5%, to $3,854,118 for the six months ended September 30, 2024 from $ 4,035,964 for the six months ended September 30, 2023. Due to the slow recovery of economic in China after the pandemic, many of our customers, such as private companies as well as government-affiliated institutions, have implement various measures to achieve cost reduction and improve economic efficiency. Therefore, we experienced a declining demand for our office equipment which causing a decreased revenue during the six months ended September 30, 2024 as compared to the same period last year; and (ii) sales of consumable materials, parts and others decreased by $813,599, or 33.3%, to $1,626,336 for the six months ended September 30, 2024 from $2,439,935 for the six months ended September 30, 2023. The decrease was mainly due to less sales of supporting consumable materials to our customers for the six months ended September 30, 2024 as we received fewer one-off orders from our customers. Meanwhile, to improve our profitability, we also suspended the sales of some consumable materials with low profit margin for the six months ended September 30, 2024.

•	Our revenue from maintenance service decreased by $482,534, or 44.8%, to $595,531 for the six months ended September 30, 2024 from $1,078,065 for the six months ended September 30, 2023. We provided mainly two types of services: (i) Full coverage, which mainly includes technical support and routine maintenance and repair service; and (ii) Other service, which mainly includes ad hoc maintenance and repair service, and provision of other software and system services. The decrease was primarily attributable to the following reasons: (i) the revenue from full coverage and repair service decreased by $52,114, or 31.5%, to $113,145 for the six months ended September 30, 2024 from $165,259 for the six months ended September 30, 2023; and (ii) the revenue from other service decreased by $430,420, or 47.2%, to $482,386 for the six months ended September 30, 2024 from $912,806 for the six months ended September 30, 2023. The decrease in maintenance service was mainly due to declined customer orders for ad hoc maintenance and repair service, and other software and system services for the six months ended September 30, 2024 which was resulted from the slow recovery of economic in China as mentioned above.

•	Our revenue from leasing of equipment decreased by $90,045, or 12.5%, to $632,556 for the six months ended September 30, 2024 from $722,601 for the six months ended September 30, 2023. The decrease was mainly due to declined customer orders we received for our leasing services for the six months ended September 30, 2024 which was resulted from the slow recovery of economic in China as mentioned above.

•	Finance income is generated from sales type leases. The finance income decreased by $2,828, or 41.8%, to $3,937 in the six months ended September 30, 2024 from $6,765 in the six months ended September 30, 2023.

Cost of Revenue

Cost of equipment sold primarily included the costs to purchase the office equipment, inducing the freight expenses and ordering expenses. Leasing costs of office equipment primarily included the deprecation expense of equipment leased, and the handling and shipping costs. Cost of maintenance and repair services primarily include the labor, costs of equipment parts and supplies, the transportation expenses, and the costs paid to the contractors in the cases that we outsourced the services.

Our total costs of revenues decreased by $928,302, or 15.3%, to $5,136,132 for the six months ended September 30, 2024 from $6,064,434 for the six months ended September 30, 2023. The decrease in our costs was primarily attributable to the following reasons:

•	Our cost of revenues from sale of equipment decreased by $790,293, or 14.0%, to $4,858,971 for the six months ended September 30, 2024 from $5,649,264 for the six months ended September 30, 2023. The decrease was primarily attributable to the following reasons: (i) the cost of sale of office equipment decreased by $134,610, or 3.7%, to $3,498,154 for the six months ended September 30, 2024 from $3,632,764 for the six months ended September 30, 2023; and (ii) the cost of revenues from sale of consumable materials, parts and others decreased by $655,683, or 32.5%, to $1,360,817 for the six months ended September 30, 2024 from $2,016,500 for the six months ended September 30, 2023. The decrease in cost of revenue from sales of equipment was largely in line with the decrease in revenue from sales of equipment.

•	Our cost of revenues from maintenance service decreased by $82,776, or 61.3%, to $52,171 for the six months ended September 30, 2024 from $134,947 for the six months ended September 30, 2023, primarily due to the following reasons: (i) the cost of revenues from full coverage and repair service decreased by $12,642, or 39.2%, to $19,606 for the six months ended September 30, 2024 from $32,248 for the six months ended September 30, 2023; and (ii) the cost of revenues from other service decreased by $70,134, or 68.3%, to $32,565 for the six months ended September 30, 2024 from $102,699 for the six months ended September 30, 2023. The percentage decrease in cost of revenue from maintenance service was more than the percentage decrease in revenue from maintenance service, as discussed in greater details below.

•	Our cost of revenues from lease of equipment decreased by $55,233, or 19.7%, to $224,990 for the six months ended September 30, 2024 from $280,223 for the six months ended September 30, 2023. The percentage decrease in cost of revenue from lease of equipment was more than the percentage decrease in revenue from lease of equipment, as discussed in greater details below.

Gross Profit

Our total gross profit decreased by $642,550, or 29.0%, to $1,576,346 for the six months ended September 30, 2024 from $2,218,896 for the six months ended September 30, 2023. Our overall gross profit margin decreased by 3.3% to 23.5% for the six months ended September 30, 2024 from 26.8% for the six months ended September 30, 2023.

The decrease in our gross profit and gross margin was primarily attributable to the following reasons:

•	The gross profit from sales of equipment decreased by $205,152, or 24.8%, to $621,483 for the six months ended September 30, 2024 from $826,635 for the six months ended September 30, 2023. The decrease in gross profit consists: (i) the gross profit for sales of office equipment decreased by $47,236, or 11.7%, to $355,964 for the six months ended September 30, 2024 from $403,200 for the six months ended September 30, 2023; and (ii) the gross profit for sales of consumable material, parts and others decreased by $157,916, or 37.3%, to $265,519 for the six months ended September 30, 2024 from $423,435 for the six months ended September 30, 2023. The decrease in gross profit was primarily due to the decrease in revenue from sales of equipment. The gross margin of sales of equipment remained relatively stable with a slight decrease of 1.5 percentage points, from 12.8% for the six months ended September 30, 2023 to 11.3% for the six months ended September 30, 2024.

•	The gross profit of maintenance service decreased by $399,758, or 42.4%, to $543,360 for the six months ended September 30, 2024 from $943,118 for the six months ended September 30, 2023. The decrease in gross profit consists: (i) the gross profit from full coverage and repair services decreased by $39,472, or 29.7%, to $93,539 in the six months ended September 30, 2024 from $133,011 in the six months ended September 30, 2023; and (ii) the gross profit from other services decreased by $360,286, or 44.5%, to $449,821 in the six months ended September 30, 2024 from $810,107 in the six months ended September 30, 2023. The decrease in gross profit was primarily due to the decrease in revenue from maintenance service. The gross margin of maintenance service increased by 3.7 percentage points, from 87.5% for the six months ended September 30, 2023 to 91.2% for the six months ended September 30, 2024. While ensuring our quality of maintenance services, we have tried to improve our profit margin by selecting more cost-effective consumables in our maintenance package. Hence, our gross margin of maintenance services increased during the six months ended September 30, 2024 as compared to the same period last year.

•	The gross profit from lease of equipment decreased by $34,812, or 7.9%, to $407,566 in the six months ended September 30, 2024 from $442,378 in the six months ended September 30, 2023 which was due to the decreased revenue from lease of equipment. The gross margin of lease of equipment increased by 3.2 percentage points, from 61.2% for the six months ended September 30, 2023 to 64.4% for the six months ended September 30, 2024. While ensuring our quality of leasing services, we have tried to improve our profit margin by selecting more cost-effective consumables in our leasing package. Hence, our gross margin of lease of equipment increased during the six months ended September 30, 2024 as compared to the same period last year.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the six months ended September 30, 2024 and 2023:

	For the Six Months ended September 30,
	2024		2023		Variance
		% of		% of
	Amount	revenue	Amount	revenue	Amount	% of
Total Revenue	$6,712,478	100.0%	$8,283,330	100.0%	$(1,570,852)	(19.0)%
Operating Expenses
Selling expenses	2,593,603	38.6%	497,483	6.0%	2,096,120	421.3%
General and administrative expenses	1,985,107	29.6%	1,107,014	13.4%	878,093	79.3%
Research and development expenses	9,999	0.1%	115,790	1.4%	(105,791)	(91.4)%
Total operating expenses	$4,588,709	68.3%	$1,720,287	20.8%	$2,868,422	166.7%

Selling expenses

Our selling expenses primarily include stock-based compensation expense, salaries and welfare benefit expenses paid to our sales personnel, advertising, office, utility, and other expenses, and expenses incurred for our business travel and meals.

	For the Six Months ended September 30,
	2024		2023		Variance
	Amount	% of	Amount	% of	Amount	% of
Selling Expenses
Stock-based compensation expense	$2,048,200	79.0%	$—	—	$2,048,200	100.0%
Salary, employee insurance and welfare expenses	368,781	14.2%	343,737	69.1%	25,044	7.3%
Travel and meals	51,052	2.0%	36,010	7.2%	15,042	41.8%
Office, utility and other expenses	125,570	4.8%	117,736	23.7%	7,834	6.7%
Total selling expenses	$2,593,603	100.0%	$497,483	100.0%	$2,096,120	421.3%

Our selling expenses increased by $2,096,120, or 421.3%, to $2,593,603 for the six months ended September 30, 2024 from $497,483 for the six months ended September 30, 2023, primarily attributable to (i) an increase in our stock-based compensation expense by $2,048,200, or 100.0%, for the six months ended September 30, 2024 as compared to the same period last year, as we adopted equity incentive plan to award our consultants or key employees for their best efforts in our successful initial public offering; (ii) an increase in salary, employee insurance and welfare expenses by $25,044, or 7.3%, to $368,781 for the six months ended September 30, 2024 from $343,737 for the six months ended September 30, 2023, and an increase in travel and meals by $15,042, or 41.8%, to $51,052 for the six months ended September 30, 2024 from $36,010 for the six months ended September 30, 2023, which was mainly due to the increased number of sales personnel and increased travel and entertainment activities as our WFOE and its subsidiaries commenced active business operations during the six months ended September 30, 2024; and (iii) an increase in office, utility and other expenses by $7,834, or 6.7%, for the six months ended September 30, 2024, as compared to the same period last year. As a percentage of revenues, our selling expenses accounted for 38.6% and 6.0% of our total revenue for the six months ended September 30, 2024 and 2023, respectively.

General and administrative expenses

Our general and administrative expenses primarily consist of stock-based compensation expense, employee salaries, welfare and insurance expenses, consultant and professional service fees incurred for company’s going public, depreciation and amortization expenses, rental expenses, office and utility expenses, bad debt expenses, and business travel and meals expenses.

	For the Six Months ended September 30,
	2024		2023		Variance
	Amount	% of	Amount	% of	Amount	% of
General and Administrative Expenses
Consulting and professional service fees	$606,263	30.5%	$268,679	24.3%	$337,584	125.6%
Allowance for (net recovery of) credit losses/doubtful accounts	125,485	6.3%	(101,956)	(9.2)%	227,441	(223.1)%
Salary, employee insurance and welfare expenses	772,309	38.9%	613,833	55.4%	158,476	25.8%
Travel and entertainment expense	157,165	7.9%	25,836	2.3%	131,329	508.3%
Stock-based compensation expense	30,000	1.6%	—	—	30,000	100.0%
Office, utility and other expenses	293,885	14.8%	300,622	27.2%	(6,737)	(2.2)%
Total general and administrative expenses	$1,985,107	100.0%	$1,107,014	100.0%	$878,093	79.3%

Our general and administrative expenses increased by $878,093, or 79.3%, to $1,985,107 for the six months ended September 30, 2024 from $1,107,014 for the six months ended September 30, 2023, primarily attributable to (i) an increase in our consultant and professional fees by $337,584, or 125.6%, for the six months ended September 30, 2024 as compared to the same period last year, primarily due to the increased fees paid for professional services such as audit services and financial consulting services during the six months ended September 30, 2024; (ii) an increase in allowance for credit losses and doubtful accounts by $227,441, or 223.1%, for the six months ended September 30, 2024 as compared to the same period last year. Due to the slow recovery of economic in China as mentioned above, our accounts receivable turnover days increased due to extended credits given to some of our customers. Hence, our allowance for credit losses/doubtful accounts increased for the six months ended September 30, 2024; (iii) an increase in our salary and welfare expenses by $158,476, or 25.8%, for the six months ended September 30, 2024 as compared to the same period last year, primarily due to the increased director compensation since we became a public company as well as increased overtime compensation for our employees who worked long hours of overtime for the preparation of our initial public offering during the six months ended September 30, 2024; (iv) an increase in our travel and entertainment expense by $131,329, or 508.3%, for the six months ended September 30, 2024 as compared to the same period last year, which was due to the preparation of our initial public offering during the six months ended September 30, 2024; (v) an increase in our stock-based compensation expense by $30,000, or 100.0%, for the six months ended September 30, 2024 as compared to the same period last year, as we adopted equity incentive plan to award our consultants or key employees for their best efforts in our successful initial public offering; and (vi) a decrease in office, utility and other expenses by $6,737, or 2.2% for the six months ended September 30, 2024, as compared to the same period last year. As a percentage of revenues, general and administrative expenses were 29.6% and 13.4% of our revenue for the six months ended September 30, 2024 and 2023, respectively.

Research and development expenses

Our research and development expenses primarily consist of employee salaries, welfare and insurance expenses, technical service fees, depreciation expenses, conference expenses, and business travel and meals expenses.

	For the Six Months ended September 30,
	2024		2023		Variance
	Amount	% of	Amount	% of	Amount	% of
Research and Development Expenses
Salary, employee insurance and welfare expenses	$9,999	100.0%	$115,163	99.5%	$(105,164)	(91.3)%
Others	—	—	627	0.5%	(627)	(100.0)%
Total research and development expenses	$9,999	100.0%	$115,790	100.0%	$(105,791)	(91.4)%

Our research and development expenses decreased by $105,791, or 91.4%, to $9,999 for the six months ended September 30, 2024 from $115,790 for the six months ended September 30, 2023. Due to the slow recovery of economic in China as mentioned above, we received less orders from customers for customized services and software, hence, we devoted less resources in R&D activities during the six months ended September 30, 2024. As a percentage of revenues, research and development expenses were 0.1% and 1.4% of our revenue for the six months ended September 30, 2024 and 2023, respectively.

Other income

Our other income primarily includes interest income from our bank balances and short-term investments, government subsidies and others. Our other income increased by $9,875, or 37.4%, to $36,275 for the six months ended September 30, 2024 from $26,400 for the six months ended September 30, 2023, which was mainly due to increased investment income as more short-term investments we invested in during the six months ended September 30, 2024.

Provision for Income Taxes

Our provision for income taxes was $27,044 for the six months ended September 30, 2024, a decrease of $16,195, or 37.5%, from provision for income taxes of $43,239 for the six months ended September 30, 2023, primarily due to our decreased taxable income generated by our subsidiaries and VIEs for the six months ended September 30, 2024 as compared to the same period of last year. Effective tax rate for the six months ended September 30, 2024 was (0.9)%, decreased by 9.1% when compared to 8.2% in the six months ended September 30, 2023, which was resulted from the overall decrease in profitability and we made a net loss before income tax provision for the six months ended September 30, 2024.

Net Income

As a result of the foregoing, we reported a net loss of $3,003,132 for the six months ended September 30, 2024, representing a $3,484,902, or 723.4% decrease from a net income of $481,770 for the six months ended September 30, 2023.

Net Income Attributable to Non-controlling Interest

One of our main operating entities, Junzhang Shanghai owns 55% shares of twenty-three subsidiaries, which located in many major cities in the PRC. Accordingly, we recorded non-controlling interest income attributed to non-controlling shareholders of these subsidiaries. The net income attributed to non-controlling interest decreased by $145,542, or 48.3%, from $301,528 for the six months ended September 30, 2023 to $155,986 for the six months ended September 30, 2024, which was due to the overall decrease in profitability.

Net Income Attributable to Eshallgo Inc

As a result of the foregoing, we reported a net loss attributable to Eshallgo of $3,159,118 for the six months ended September 30, 2024, representing a $3,339,360, or 1,852.7% decrease from a net income of $180,242 for the six months ended September 30, 2023.

B.	Liquidity and Capital Resources

On July 3, 2024, we closed our IPO (the “Offering”) of 1,250,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for the total gross proceeds of $5.0 million before deducting underwriting discounts and other related expenses. The Offering was conducted on a firm commitment basis. In addition, we have granted the underwriters of the Offering an option, exercisable within 45 days from the date of the underwriting agreement, to purchase up to an additional 187,500 Class A ordinary shares at the public offering price, less underwriting discounts and commissions. The option was expired and no share was exercised by the underwriters. Our Class A ordinary shares began trading on Nasdaq Capital Market under the ticker symbol “EHGO” on July 2, 2024.

On November 29, 2024, we entered into a securities purchase agreement with an accredited investor (the “Debenture Holder”) to place Convertible Debentures (the “Debentures,” each, a “Debenture”) with a maturity date of November 28, 2025, which is 364 days after the issuance of the first Debenture, in the aggregate principal amount of up to $5,000,000 at a purchase price equal to 95% of the principal amount (the “Transaction”), provided that in case of an event of default, the Debentures may become, at the Debenture Holder’s election, immediately due and payable. The Debentures bear an interest rate of 5% per annum which shall be increased to 18% per annum in the event of default. The initial closing of the Transaction in the principal amount of $1,500,000 in Debenture occurred on November 29, 2024. The second closing of the Transaction in the principal amount of $2,000,000 in Debenture occurred on December 19, 2024. The third closing of the Transaction in the principal amount of $1,500,000 in Debenture occurred on December 30, 2024. As of the date of the report, we issued Class A ordinary shares totaling 432,759 to the Debenture Holder equaling principal and interests amounted to $439,575.

As of September 30, 2024, we had $4,682,143 in cash and cash equivalents as compared to $5,362,101 as of March 31, 2024. We also had $4,490,214 in accounts receivable. Our accounts receivable primarily include balance due from customers for our office equipment sold and services provided and accepted by customers. Approximately 29%, or $1.3 million of our net accounts receivable balance as of September 30, 2024 have been subsequently collected. Collected accounts receivable will be used as working capital in our operations, if necessary.

As of September 30, 2024, we had short-term investments of $2,762,983, including accrued interests of $53,976. Short-term investments include wealth management products, which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions and the Company can redeem the deposits at any time. The Company records wealth management products with variable interest rates with maturities less than one year at fair value in accordance with ASC 825 Financial Instruments. The interest earned is recognized in the unaudited condensed consolidated statements of income (loss) and comprehensive loss as interest income.

As of September 30, 2024, our inventory balance amounted to $1,798,838, primarily consisting of purchased goods and supplies, which we believe are able to be sold quickly based on the analysis of the current trends in demand for our products.

As of September 30, 2024, our working capital balance was $18,074,309. In assessing our liquidity, management monitors and analyzes our cash and cash equivalents, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash equivalents, cash flows provided by operating activities, debt financing, the proceeds we received from the IPO and other equity financing activities will be sufficient to meet our working capital needs in the next 12 months from the date the unaudited condensed consolidated financial statements were issued. However, if we were to experience an adverse operating environment or incur unanticipated capital expenditures, or if we decided to accelerate our growth, then additional financing may be required. Our capital expenditures, including infrastructure to support ongoing operational initiatives have been and will continue to be significant. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

In the coming years, we will be looking to financing sources, such as bank loans and debt and equity financing, to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raises, we are confident that we can continue to meet operational needs mainly by utilizing cash flows generated from our operating activities and shareholder working capital funding, as necessary.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Six Months Ended September 30,
	2024	2023
Net cash provided by (used in) operating activities	$(3,310)	$351,474
Net cash used in investing activities	(4,740,236)	(1,163,819)
Net cash provided by financing activities	4,262,523	102,817
Effect of exchange rate change on cash, cash equivalents and restricted cash	101,065	(263,977)
Net decrease in cash, cash equivalents and restricted cash	(379,958)	(973,505)
Cash, cash equivalents and restricted cash, beginning of period	5,362,101	4,949,836
Cash, cash equivalents and restricted cash, end of period	$4,982,143	$3,976,331

Operating Activities

Net cash used in operating activities was $3,310 for the six months ended September 30, 2024, primarily derived from a net loss of $3,003,132 for the period, reconciled by stock-based compensation of $2,078,200, and net changes in our operating assets and liabilities, which mainly included an increase in accounts receivable-related parties of $327,586, which was resulted from increased sales to our related parties. As of the date of this report, nearly all of our accounts receivable due from related parties was subsequently collected. A decrease in inventories of $218,768 as we try to minimize inventory backlog and improve inventory turnover rate during the economic downturn, and an increase in accounts payable of $189,726 because of the extended payment period we requested from our suppliers.

Net cash provided by operating activities was $351,474 for the six months ended September 30, 2023, primarily derived from a net income of $481,770 for the six months ended September 30, 2023, reconciled by change in net recovery of credit losses and doubtful accounts of $101,956, and net changes in our operating assets and liabilities, which mainly included a decrease in accounts receivable due from third parties of $609,457. We extended credits to some of our customers as their business was affected by the 2022 Resurgence, however, due to the recovery of general economy in China after the loosening of zero-covid policy in December 2022 and our credit term was back to normal and we have put efforts in collection of long overdue receivables from our customers. An increase in advance to vendors of $573,817. We increased our advance to vendors to secure supplies in anticipation of increased sales in the coming months.

Investing Activities

Net cash used in investing activities amounted to $4,740,236 for the six months ended September 30, 2024, and primarily included the payments made to related parties of $2,439,307 and purchase of short-term investments of $1,557,033, payment made for short-term loans to third parties of $546,438 and payment made for long-term loans to third parties of $146,483.

Net cash used in investing activities amounted to $1,163,819 for the six months ended September 30, 2023, and primarily included the purchase of short-term investment of $1,138,231 and payment of $141,917 made to the related parties, partially offset by the redemption of short-term investment of $140,386.

Financing Activities

Net cash provided by financing activities amounted to $4,262,523 for the six months ended September 30, 2024, and primarily included net proceeds from initial public offerings, net of issuance costs of $4,336,972 and payments made for deferred offering costs of $183,071.

Net cash provided by financing activities amounted to $102,817 for the six months ended September 30, 2023, and primarily included proceeds received from investors for subscription of Class A Ordinary Shares of $458,341, partially offset by the repayments of loans from related parties of $164,045, repayment of short-term bank loan of $98,270 and payments made for deferred offering cost of $92,801.

Contractual obligations

As of September 30, 2024, our contractual obligations were as follows:

		Less than	1-2	2-3	3-4	4-5
Contractual obligations	Total	1 year	years	years	years	years	Thereafter
Future lease payments (1)	$387,060	$181,355	$80,269	$63,853	$10,777	$11,290	$39,516
Short-term bank loan (2)	30,755	30,755	—	—	—	—	—
Total	$417,815	$212,110	$80,269	$63,853	$10,777	$11,290	$39,516

(1)	We lease office space and warehouse space for the VIEs and the subsidiaries in various major cities in the PRC. As of September 30, 2024, our future lease payments totaled $387,060.

(2)	Represents the outstanding principal balance of short-term loan from bank.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of September 30, 2024 and March 31, 2024.

Trend Information

Other than as disclosed below and elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from April 1, 2024 to September 30, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the unaudited condensed consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the assessment of the expected credit losses for receivables, valuation of inventories, the recoverability of long-lived assets, realization of deferred tax assets, and the revenue recognition of leasing of equipment. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this report reflect the more significant judgments and estimates used in preparation of our unaudited condensed consolidated financial statements.

The following critical accounting policies (i) credit losses; (ii) inventories, net; (iii) impairment of long-lived assets; (iv) revenue recognition; and (v) income taxes, rely upon assumptions and estimates and were used in the preparation of our unaudited condensed consolidated financial statements:

Credit losses

We use the roll-rate method to measure the expected credit losses accounts receivable, finance receivable, long-term accounts receivable and long-term other receivable on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. We adjust the allowance that is determined by the roll-rate method for both current conditions and forecast of economic conditions. When establishing the loss rate, we make the assessment on various factors, including historical experience, creditworthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from, the debtors. Changes in these factors may result in material increase or decrease in amount of credit losses for accounts receivable for the period, which could be material to the financial operation results. The factors that have an effect on loss rate like creditworthiness of debtors, reasonable and supportable forecasts of future economic conditions are constantly changing according to the objective environment, therefore, it is a critical accounting policy. As of September 30, 2024 and March 31, 2024, allowance for credit losses for accounts receivable amounted to$201,252 and $133,449, respectively, allowance for credit losses for long-term accounts receivable amounted to $5,043 and $5,073, respectively, allowance for credit losses for long-term other receivable amounted to $27,856 and $ nil, respectively, allowance for credit losses for loan to third parties which is included in current and non-current prepaid expenses and other assets amounted to $45,277 and $25,026, respectively, and allowance for credit losses for finance receivable amounted to $4,509 and $6,040, respectively. Each 1 percentage point increase in our expected credit loss rate would increase our allowance for credit losses for accounts receivable, long-term accounts receivable, long-term other receivable, loan to third parties and finance receivable as of September 30, 2024 by $46,199, $1,767, $10,432, $15,358 and $1,618, respectively. Each 1 percentage point decrease in our expected credit loss rate would decrease our allowance for credit losses for accounts receivable, long-term accounts receivable, long-term other receivable, loan to third parties and finance receivable as of September 30, 2024 by $30,523, $1,376, $9,100, $5,002 and $1,250, respectively.

Inventories, net

Inventory allowance involves estimating potential future inventory write-downs or losses. These estimates are typically based on management’s judgment and historical data, but factors such as future market conditions and changes in demand can affect the accuracy of these estimates. Therefore, the estimation of inventory allowance carries a high degree of uncertainty. Inventory is a significant component of the Company's balance sheet, and changes in inventory allowance directly affect the total assets and net income of the company. If the inventory allowance is underestimated, it may lead to overstatement of assets and inflated profits; conversely, overestimation may result in understated assets and reduced profits. And therefore, it is a critical accounting policy. The inventory reserve amounted $18,170 and $19,830 as of September 30, 2024 and March 31, 2024, respectively. Each 1% increase (decrease) in our estimates would increase (decrease) our inventory reserve as of September 30, 2024 by $18,170.

Impairment of long-lived assets

Impairment of property and equipment involves estimating future cash flows, which are typically based on management’s judgment and assumptions. Future market conditions, technological changes, and economic environment can all affect the accuracy of these estimates. Therefore, the estimation of property and equipment impairment carries a high degree of uncertainty. Property and equipment is a significant component of our balance sheet, and changes in property and equipment impairment directly affect the total assets and net income of the company. If the property and equipment impairment is underestimated, it may lead to overstatement of assets and inflated profits; conversely, overestimation may result in understated assets and reduced profits. Determining property and equipment impairment requires substantial judgment and estimation by management, including forecasting future cash flows, selecting discount rates, and determining the useful life of assets. These judgments and estimates are highly subjective, making the transparency and reasonableness of the property and equipment impairment policy crucial for investors and regulatory bodies. And therefore, it is a critical accounting policy. There were no impairments of these assets for the six months ended September 30, 2024 and 2023.

Revenue recognition

We have multiple types of revenue streams and each revenue stream require us to apply the judgements in determining the methodology and accounting treatment for financial reporting purpose based on U.S. GAAP. Changes in these judgements may result in material increase or decrease in amount of revenue recognition for the period, which could be material to the financial operation results. We will continue execute its diversified operations strategy and seek other bossiness opportunities in addition to the original scope of business, therefore, it will still be a critical accounting policy in the foreseeable future.

Income taxes

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from the current assumptions, judgements and estimates. Changes in these estimates and judgements may result in material increase or decrease in the provision for income tax expenses, which could be material to the financial position and results of operations. It is difficult to determine whether or when we and our subsidiaries will become profitable in the future, therefore, it will still be a critical accounting policy in the foreseeable future.